Exhibit 99.16

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED

SEPTEMBER 30, 2021 AND 2020

(EXPRESSED IN UNITED STATES DOLLARS)

(UNAUDITED)

CARBON STREAMING CORPORATION

Condensed Interim Consolidated Statements of Financial Position

(Expressed in United States Dollars)(Unaudited)

	As at September 30, 2021	As at June 30, 2021 Restated (Note 2)
Assets
Current Assets
Cash	$108,616,364	$108,380,802
Amounts receivable and prepaid	917,889	198,732
Carbon credit inventory (Note 3)	1,770,265	-
Non-Current Assets	111,304,518	108,579,534
Carbon credit streaming investments (Note 4)	24,059,405	500,000
Other strategic assets (Note 5)	35,948,397	-
Total Assets	$171,312,320	$109,079,534
Liabilities and Shareholders’ Equity
Current Liabilities
Accounts payable and accrued liabilities (Note 6)	$1,134,806	$1,037,164
Warrant liability (Note 7)	65,271,655	-
Total Liabilities	66,406,461	1,037,164
Shareholders’ Equity
Share capital (Note 8(b))	83,385,512	51,705,862
Special warrant subscriptions (Note 8(c))	104,502,276	71,511,660
Share-based payment reserve	3,436,475	3,200,033
Deficit	(86,418,404)	(18,375,185)
Total Shareholders’ Equity	104,905,859	108,042,370
Total Liabilities and Shareholders’ Equity	$171,312,320	$109,079,534

Nature of operations (Note 1)

Subsequent event (Note 12)

The accompanying notes are an integral part of these interim financial statements.

CARBON STREAMING CORPORATION

Condensed Interim Consolidated Statements of Net and Comprehensive Loss

(Expressed in United States Dollars)(Unaudited)

	Three Months Ended September 30,
	2021	2020 Restated (Note 2)
Expenses
Consulting fees (Note 10)	$373,628	$2,017
Unrealized foreign exchange loss	741,443	-
Marketing	246,784	-
Office and general	286,326	1,934
Professional fees	63,935	10,989
Regulatory fees	218,461	6,134
Salaries and fees (Note 10)	579,420	-
Share based compensation (Notes 9 and 10)	236,442	-
Loss before other items	(2,746,439)	(21,074)
Other items
Revaluation of warrant liability (Note 7)	(40,505,705)	-
Net and Comprehensive Loss for the Period	$(43,252,144)	$(21,074)
Basic and Diluted Loss per Share	$(1.84)	$(0.01)
Weighted Average Number of Common Shares Outstanding - Basic and Diluted	23,491,030	2,995,127

The accompanying notes are an integral part of these interim financial statements.

CARBON STREAMING CORPORATION

Condensed Interim Consolidated Statements of Cash Flows

(Expressed in United States Dollars)(Unaudited)

	Three Months Ended September 30,
	2021	2020 Restated (Note 2)
Operating Activities
Net loss for the period	$(43,252,144)	$(21,074)
Items not affecting cash
Unrealized foreign exchange loss	755,244	-
Share based compensation	236,442	-
Revaluation of warrant liability	40,505,705	-
Changes in non-cash working capital items
Amounts receivable and prepaid	(719,157)	-
Accounts payable and accrued liabilities	97,642	7,741
Net Cash Used in Operating Activities	(2,376,268)	(13,333)
Investing Activities
Carbon credit streaming investments	(23,559,405)	-
Purchase of carbon credits	(1,770,265)	-
Purchase of other strategic assets	(4,400,750)	-
Net Cash Used in Investing Activities	(29,730,420)	-
Financing Activities
Common shares issued on exercise of warrants (Note 8(b))	106,878	-
Subscription receipts	-	40,341
Special warrants subscriptions (Note 8(c))	32,990,616	-
Net Cash Provided by Financing Activities	33,097,494	40,341
Effect of foreign exchange on cash	(755,244)	-
Net change in Cash	990,806	27,008
Cash, Beginning of Period	108,380,802	250,284
Cash, End of Period	$108,616,364	$277,292
Supplemental Information
Income taxes paid	$-	$-
Interest paid (received)	$-	$-
Common shares issued for other strategic assets	$31,547,647	$-

The accompanying notes are an integral part of these interim financial statements.

CARBON STREAMING CORPORATION

Condensed Interim Consolidated Statements of Changes in Shareholders' Equity

(Expressed in United States Dollars)(Unaudited)

			Special	Share-based
	Share Capital		warrant	payment
	Number	Amount	subscriptions	reserve	Deficit	Total
Balance, June 30, 2020 (Restated Note 2)	2,995,127	$11,740,783	$-	$1,521,210	$(13,115,696)	$146,297
Net loss for the period	-	-	-	-	(21,074)	(21,074)
Balance, September 30, 2020 (Restated Note 2)	2,995,127	$11,740,783	$-	$1,521,210	$(13,136,770)	$125,223
Balance, June 30, 2021 (Restated Note 2)	20,672,831	$51,705,862	$71,511,660	$3,200,033	$(18,375,185)	$108,042,370
Receipts for special warrants (Note 8(c))	-	-	33,389,596	-	-	33,389,596
Share issuance costs	-	-	(398,980)	-	-	(398,980)
Shares issued for other strategic assets (Note 5)	4,539,180	31,547,647	-	-	-	31,547,647
Shares issued on exercise of warrants (Note 8(b)(i))	18,000	132,003	-	-	-	132,003
Share based compensation (Note 9)	-	-	-	236,442	-	236,442
Reclassification of warrant liability	-	-	-	-	(24,791,075)	(24,791,075)
Net loss for the period	-	-	-	-	(43,252,144)	(43,252,144)
Balance, September 30, 2021	25,230,011	$83,385,512	$104,502,276	$3,436,475	$(86,418,404)	$104,905,859

All shares have been adjusted to reflect a share consolidation on a basis of five pre-consolidation common shares for one post-consolidation common share.

The accompanying notes are an integral part of these interim consolidated financial statements.

CARBON STREAMING CORPORATION

Notes to the Condensed Interim Consolidated Financial Statements

For the Three Months Ended September 30, 2021 and 2020

(Expressed in United States Dollars)(Unaudited)

1.	Nature of operations

Carbon Streaming Corporation (the “Company” or “Carbon Streaming”) was incorporated on September 13, 2004 under the Business Corporations Act (British Columbia) and is a streaming and royalty investment vehicle that offers investors exposure to carbon credits, a key instrument used by both governments and corporations to achieve their carbon neutral and net-zero climate goals. Our business model is focused on acquiring, managing and growing a high-quality and diversified portfolio of investments in projects and/or companies that generate or are actively involved, directly or indirectly, with voluntary and/or compliance carbon credits.

The Company invests capital through carbon credit streaming arrangements with project developers and owners to accelerate the creation of carbon offset projects by bringing capital to projects that might not otherwise be developed.

The Company’s common shares are listed on the Neo Exchange Inc. (“NEO Exchange”) under the symbol “NETZ” and the warrants that expire in March 2026 are listed on the NEO Exchange under the symbol “NETZ.WT”. The Company’s common shares are also listed on the Frankfurt Stock Exchange under the symbol “M2QA” and trade on the OTC Markets under the symbol “OFSTF”.

The head office and principal address of the Company are located at 4 King Street West, Toronto, Ontario, Canada, M5H 1B6. The Company’s registered address is Suite 1700, Park Place, 666 Burrard Street, Vancouver, British Columbia, Canada, V6C 2X8.

On October 22, 2021, the Company completed a share consolidation of its share capital on a basis of five pre-consolidation common shares for one post-consolidation common share. All common shares, per common share amounts, special warrants, warrants, stock options and restricted share units in these Interim Financial Statements (as defined herein) have been retroactively restated to reflect the share consolidation.

During the first quarter of calendar 2020, there was a global outbreak of a novel coronavirus identified as “COVID-19”. On March 11, 2020, the World Health Organization declared a global pandemic. In order to combat the spread of COVID-19, governments worldwide have enacted emergency measures including travel bans, legally enforced or self-imposed quarantine periods, social distancing and business and organization closures. These measures have caused material disruptions to businesses, governments and other organizations resulting in an economic slowdown and increased volatility in national and global equity and commodity markets.

Central banks and governments, including Canadian federal and provincial governments, have reacted with significant monetary and fiscal interventions designed to stabilize economic conditions. The duration and impact of the COVID-19 outbreak is unknown at this time, as is the efficacy of any interventions. It is not possible to reliably estimate the length and severity of these developments and the impact on the financial results and condition of the Company and its operations in future periods.

These Interim Financial Statements of the Company for the three months ended September 30, 2021 were approved and authorized for issue by the Audit Committee of the Board of Directors on November 10, 2021.

CARBON STREAMING CORPORATION

Notes to the Condensed Interim Consolidated Financial Statements

For the Three Months Ended September 30, 2021 and 2020

(Expressed in United States Dollars)(Unaudited)

2.	Statement of compliance and basis of presentation

Statement of compliance

These condensed interim consolidated financial statements (the “Interim Financial Statements”) have been prepared on a condensed basis in accordance with International Accounting Standard 34 - Interim Financial Reporting issued by IAS Board and interpretations of the International Financial Reporting Interpretations Committee using accounting policies consistent with International Financial Reporting Standards (“IFRS”) and includes the accounts of the Company and its subsidiary.

The same significant accounting policies and methods of computation were followed in the preparation of these Interim Financial Statements as were followed in the preparation and described in note 3 of the annual consolidated financial statements as at and for the year ended June 30, 2021, except for new accounting policies noted below. Accordingly, these Interim Financial Statements for the three months ended September 30, 2021 should be read together with the annual consolidated financial statements as at and for the year ended June 30, 2021.

Significant accounting estimates, judgments and assumptions used or exercised by management in the preparation of these Interim Financial Statements are presented below.

Change in functional and presentation currency

On July 19, 2021, the Company closed a non-brokered private placement of 20,980,251 Special Warrants at a price of US$5.00 per Special Warrant for aggregate gross proceeds to the Company of US$104.9 million. Considering the significance of the private placement to the Company’s operations and that the Company expects to continue to raise capital in US$ as well as the fact that carbon credit streaming agreements are primarily based in US$, the Company determined that the currency of the primary economic environment in which the Company operates changed from the Canadian dollar (“C$”) to the United States dollar (“US$”) effective July 1, 2021.

The Company operates in a mixture of currencies and therefore the determination of functional currency involves certain judgments to determine the primary economic environment in which the Company operates. The Company also reconsiders the functional currency of its entities if there is a change in events and conditions which determine the primary economic environment.

Concurrent with the change in functional currency, the Company also changed its presentation currency from C$ to US$.

The change in functional currency from C$ to US$ is accounted for prospectively from July 1, 2021. Prior period comparable information has been restated to reflect the change in presentation currency. The Company elected to apply the exchange rate at June 30, 2021 of US$1 equal to C$1.2394 to translate all prior period comparable information to reflect the change in presentation currency as at June 30, 2021 and for the three months ended September 30, 2020. Foreign currency transactions are translated into the functional currency using exchange rates in effect at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated using the exchange rate in effect at the measurement date. Non-monetary assets and liabilities denominated in foreign currencies are translated using the historical exchange rate or the exchange rate in effect at the measurement date for items recognized at fair value through profit and loss. Gains and losses arising from foreign exchange are included in profit and loss.

Basis of presentation

These Interim Financial Statements have been prepared on a historical cost basis, except for certain financial instruments which are measured at fair value. In addition, these Interim Financial Statements have been prepared using the accrual basis of accounting except for cash flow information.

CARBON STREAMING CORPORATION

Notes to the Condensed Interim Consolidated Financial Statements

For the Three Months Ended September 30, 2021 and 2020

(Expressed in United States Dollars)(Unaudited)

2.	Statement of compliance and basis of presentation (continued)

Basis of consolidation

These Interim Financial Statements include the accounts of the Company and its wholly-owned subsidiary, 1253661 B.C. Ltd., which was acquired on June 17, 2020 in conjunction with a three-cornered amalgamation (the “Transaction”).

The three-cornered amalgamation was executed between a then existing subsidiary of the Company, 1247374 B.C. Ltd. (“Subco”), and a third company 1247372 B.C. Ltd (“Fundco”). At the time of the Transaction, neither Subco nor Fundco met the definition of a business under IFRS 3, Business Combinations. Prior to the Transaction, Fundco had advanced loans to the Company. The Transaction was recognized as a transaction with owners whereby the Company received cash of C$714,000 and issued 2,856,000 common shares to the former shareholders of Fundco. Subco and Fundco amalgamated as part of the Transaction and continued as 1253661 B.C. Ltd.

Inter-company balances and transactions, including unrealized income and expenses arising from inter-company transactions, are eliminated on consolidation.

Carbon credit inventory

Carbon credit inventory is initially recorded at cost, on the date that significant risks and rewards of ownership of the carbon credit pass to the Company. Cost comprises all costs of purchase, including the purchase price, and other costs directly attributable to the purchase. Subsequent to initial recognition carbon credits classified as inventory are measured at the lower of cost and net realizable value. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs necessary to make the sale.

Carbon credit streaming investments

Carbon credit streaming investments with finite useful lives that are acquired separately are carried at cost less accumulated amortization and accumulated impairment losses. Cost includes the purchase price, and costs that are directly attributable to the acquisition and preparing the investment for its intended use. Amortization is recognized on a credits-received basis. The estimated credits to be received and amortization method are reviewed at the end of each reporting period, with the effect of any changes in estimate being accounted for on a prospective basis. Investments are assessed for impairment whenever there is an indication that the investment may be impaired. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the investment are accounted for by changing the amortization period or method, as appropriate, and are treated as changes in accounting estimates.

Significant accounting judgments and estimates

The preparation of these Interim Financial Statements requires management to make judgments and estimates and form assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. On an ongoing basis, management evaluates its judgments and estimates in relation to assets, liabilities and expenses. Management uses historical experience and various other factors it believes to be reasonable under the given circumstances as the basis for its judgments and estimates. Actual outcomes may differ from these estimates under different assumptions and conditions.

The effect of a change in an accounting estimate is recognized prospectively by including it in profit or loss in the periods of change, if the change affects that period only, or in the period of the change of future periods, if the change affects both.

CARBON STREAMING CORPORATION

Notes to the Condensed Interim Consolidated Financial Statements

For the Three Months Ended September 30, 2021 and 2020

(Expressed in United States Dollars)(Unaudited)

2.	Statement of compliance and basis of presentation (continued)

The preparation of these Interim Financial Statements in accordance with IFRS requires the Company to make judgments, apart from those involving estimates, in applying accounting policies. The most significant judgments in applying accounting policies in these Interim Financial Statements include:

Accounting for carbon credit streaming investments

The Company from time to time will acquire carbon credit streaming investments. Each carbon credit streaming investments agreement has its own unique terms and significant judgment is required to assess the appropriate accounting treatment.

Share based compensation

The Company includes an estimate of share price volatility, expected life, forfeiture rate and risk-free interest rates in the calculation of the fair value for share based payments. These estimates are based on previous experience and may change throughout the life of an incentive plan. Such changes could impact earnings.

Warrant liability

The fair value of the warrant liability is measured using the Black-Scholes pricing model. Assumptions and estimates are made in determining an appropriate risk-free interest rate, volatility, term, dividend yield, discount due to exercise restrictions, and the fair value of common stock. Any significant adjustments to the unobservable inputs would have a direct impact on the fair value of the warrant liability. See Note 7.

Deferred taxes

The Company recognizes the deferred tax benefit related to tax assets and tax losses to the extent recovery is probable. Assessing the recoverability of deferred income tax assets requires management to make significant estimates of future taxable profit and expected timing of reversals of existing temporary differences. In addition, future changes in tax laws could limit the ability of the Company to obtain tax deductions in future periods from tax assets and tax losses.

Accounting standards, amendments and interpretations issued

Certain accounting standards or amendments to existing accounting standards that have been issued but have future effective dates are either not applicable or are not expected to have a significant impact on these Interim Financial Statements.

3.	Carbon credit inventory

During the three months ended September 30, 2021, the Company acquired Rimba Raya project verified carbon units (“VCUs”) carbon credits that are issued by Verra, an international institution based in Washington D.C. that manages carbon credit standards. The VCUs were acquired at a cost of $1,770,265, and are currently held for sale.

CARBON STREAMING CORPORATION

Notes to the Condensed Interim Consolidated Financial Statements

For the Three Months Ended September 30, 2021 and 2020

(Expressed in United States Dollars)(Unaudited)

4.	Carbon credit streaming investments

As at and for the three months ended September 30, 2021:

	Cost			Accumulated Depletion
							Carrying
	Opening	Additions	Ending	Opening	Depletion	Ending	Amount
Rimba Raya Stream (i)	$-	$23,299,130	$23,299,130	$-	$-	$-	$23,299,130
Other (ii)(iii)	500,000	260,275	760,275	-	-	-	760,275
Total	$500,000	$23,559,405	$24,059,405	$-	$-	$-	$24,059,405

(i) On August 3, 2021, the Company entered into the Rimba Raya Stream, a carbon credit streaming agreement with InfiniteEARTH Limited (“InfiniteEARTH”), the developer of the REDD+ project (Reducing Emissions from Deforestation and forest Degradation), the Rimba Raya Biodiversity Reserve. Under the terms of the Rimba Raya Stream, InfiniteEARTH will deliver 100% of the carbon credits generated by the Rimba Raya project, expected to be over 70 million credits over the next 20 years, less up to 635,000 carbon credits per annum which are already committed to previous buyers. To acquire the Rimba Raya Stream, Carbon Streaming paid an upfront cash investment of $22.3 million. In addition, the Company will make ongoing payments to InfiniteEARTH for each carbon credit that is sold under the Rimba Raya Stream.

(ii) On June 3, 2021, the Company announced that it entered into an exclusive term sheet with the Bonobo Conservation Initiative (“BCI”) to provide initial funding for BCI to develop two carbon credit projects within the Bonobo Peace Forest located in the Democratic Republic of Congo. As at September 30, 2021, the Company has advanced $500,000 to BCI to develop its feasibility study. The specific terms of definitive streaming agreements will be determined once the initial feasibility study work for the carbon credit projects has been completed.

(iii) On September 13, 2021, the Company announced that it had entered into the Cerrado Biome Stream with Ecosystem Regeneration Associates – ERA Brazil (“ERA”). Under the Cerrado Biome Stream the Company agreed to invest $500,000 to implement and scale up the Cerrado Biome project, which is aimed at protecting native forests and grasslands in the Cerrado biome, one of the most biodiverse savannah regions in the world. To date the Company paid $260,275 to ERA on closing of the stream, with subsequent instalments to be paid at specific project milestones. In addition, the Company will make ongoing payments to ERA for each carbon credit that is sold under the carbon stream. Verification of the project is underway with Verra, through the VCS Standard, under a grouped project model and is anticipated to be completed in early 2022, with credit sales beginning in 2022.

5.	Other strategic assets

Included in other strategic assets, and in conjunction with the Rimba Raya Stream, the Company and the founders of InfiniteEARTH (“Founders”) also entered into a strategic alliance agreement (the “SAA”). Carbon Streaming issued 4,539,180 common shares of the Company (valued at $31,547,647) and paid $4 million to the Founders as consideration for entering into the SAA. Under the SAA, the Founders have agreed to provide consulting services to the Company, which will consist of carbon project advisory services, carbon credit marketing and sales services, as well as assisting the Company with due diligence initiatives on new potential carbon investment opportunities. In addition, the SAA provides Carbon Streaming with a right of first refusal on any carbon streaming or royalty financing transaction for projects that are planned in the future, which includes a portfolio of blue carbon credit projects throughout the Americas. The SAA has been recorded as a long-term prepaid asset and will be amortized over 10 years, which is the natural term of the SAA.

CARBON STREAMING CORPORATION

Notes to the Condensed Interim Consolidated Financial Statements

For the Three Months Ended September 30, 2021 and 2020

(Expressed in United States Dollars)(Unaudited)

6.	Accounts payable and accrued liabilities

	As at September 30, 2021	As at June 30, 2021
Accounts payable	$815,972	$842,818
Accrued liabilities	195,617	157,832
Due to related parties	123,217	36,514
	$1,134,806	$1,037,164

7.	Warrant liability

Under IFRS, warrants with an exercise price denominated in a foreign currency are considered financial derivative instruments and the prescribed accounting treatment is to classify these warrants as a current liability measured at fair value upon initial recognition. At each subsequent reporting date, the warrants are re-measured at fair value and the change in fair value is recognized through profit or loss. Upon warrant exercise, the fair value previously recognized in warrant liability is transferred from warrant liability to share capital.

As a result of the change in functional currency from C$ to US$, the following table summarizes the changes in the warrant liability for the Company’s C$ denominated warrants for the periods ending September 30, 2021 and June 30, 2021:

	Number of warrants	Amount
Balance, June 30, 2021	12,794,520	$-
Fair value recognized on change in functional currency	-	24,791,075
Warrants exercised	(18,000)	(25,125)
Revaluation of warrant liability	-	40,505,705
Balance, September 30, 2021	12,776,520	$65,271,655

The following weighted average assumptions were used in the Black-Scholes valuation model for determining the fair value of the warrants outstanding:

	As at September 30, 2021	As at July 1, 2021 (transition date)
Spot price (in C$)	$2.28	$1.24
Risk-free interest	0.52%	0.44%
Expected volatility	40%	40%
Expected life (years)	4.37	4.62
Dividend	nil	nil

CARBON STREAMING CORPORATION

Notes to the Condensed Interim Consolidated Financial Statements

For the Three Months Ended September 30, 2021 and 2020

(Expressed in United States Dollars)(Unaudited)

7.	Warrant liability (continued)

The following table reflects the Company’s warrants outstanding and exercisable as at September 30, 2021:

Expiry date	Warrants outstanding and exercisable	Weighted average exercise price (C$)
April 22, 2025	312,000	0.625
December 16, 2025	152,000	0.625
December 22, 2025	674,000	0.625
January 27, 2026	2,930,000	3.75
March 2, 2026	8,708,520	7.50
	12,776,520	6.03

8.	Share capital

On October 22, 2021, the Company completed a share consolidation of its share capital on a basis of five pre-consolidation common shares for one post-consolidation common share. All common shares, per common share amounts, special warrants, warrants, stock options and restricted share units in these Interim Financial Statements have been retroactively restated to reflect the share consolidation.

a)	Authorized share capital

Unlimited number of voting common shares without par value and unlimited number of preferred shares without par value.

b)	Issued share capital

As at September 30, 2021, there were 25,230,011 issued and fully paid common shares (June 30, 2021 – 20,672,831). (i) During the three months ended September 30, 2021, the Company issued 18,000 common shares for the exercise of warrants for gross proceeds of $106,878 and $25,125 being the fair value of the warrants was transferred to share capital. The weighted average market price at the date of exercise was $9.60.

c)	Special Warrants

On July 19, 2021, the Company completed a non-brokered private placement of 20,980,250 Special Warrants at a price of $5.00 per Special Warrant for aggregate gross proceeds to the Company of $104.9 million. Each Special Warrant will be automatically exercised for one common share of the Company and one full common share purchase warrant with a term of 62 months at an exercise price of $7.50 per warrant on the earliest of (a) the third business day after the date that a receipt is issued for a final prospectus by Canadian securities regulatory authorities qualifying the common shares and warrants to be issued upon the exercise of the Special Warrants and (b) November 20, 2021.

CARBON STREAMING CORPORATION

Notes to the Condensed Interim Consolidated Financial Statements

For the Three Months Ended September 30, 2021 and 2020

(Expressed in United States Dollars)(Unaudited)

9.	Stock options and restricted share units

(a)	Stock options

The Company approved a long-term incentive plan on March 25, 2021, which was approved by shareholders on June 29, 2021 (the “LTIP”) at the annual and special general meeting of shareholders. The Company has adopted the LTIP as a means to provide incentives to eligible directors, officers, employees and consultants. The LTIP will facilitate granting of stock options, restricted share units (“RSUs”) and performance share units (“PSUs”), representing the right to receive one common share of the Company (and in the case of RSUs or PSUs, one common share of the Company, the cash equivalent of one common share of the Company, or a combination thereof) in accordance with the terms of the LTIP.

The maximum aggregate number of common shares reserved for issuance under the LTIP shall not exceed a combined total of 10% of the Company’s issued and outstanding common shares.

The following table reflects the continuity of stock options for the periods ended September 30, 2021 and 2020:

	Number of stock options	Weighted average exercise price (C$)
Balance, June 30, 2020 and September 30, 2020	-	-
Balance, June 30, 2021 and September 30, 2021	640,000	3.85

The following table reflects the Company’s stock options outstanding and exercisable as at September 30, 2021:

Options outstanding	Options exercisable	Grant date fair value ($)	Weighted average exercise price (C$)	Weighted average remaining contractual life (years)	Expiry date
590,000	590,000	1,325,762	3.75	4.50	March 31, 2026
50,000	50,000	149,669	5.00	4.69	June 7, 2026
640,000	640,000	1,475,431	3.85	4.52

(b)	Restricted share units

The following table reflects the continuity of RSUs for the periods ended September 30, 2021 and 2020:

Number of RSUs
Balance, June 30, 2020 and September 30, 2020	-
Balance, June 30, 2021 and September 30, 2021	500,000

For the three months ended September 30, 2021, the Company recorded share based compensation expense for these RSU’s of $236,442 (three months ended September 30, 2020 - $nil).

CARBON STREAMING CORPORATION

Notes to the Condensed Interim Consolidated Financial Statements

For the Three Months Ended September 30, 2021 and 2020

(Expressed in United States Dollars)(Unaudited)

10.	Related party transactions

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control. Related parties include key management personnel and may be individuals or corporate entities. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties. Related party transactions are recorded at the exchange amount, being the amount agreed to between the related parties.

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly. Key management personnel include the Company’s executive officers and members of the Board of Directors.

Remuneration of key management personnel of the Company was as follows:

	Three Months Ended September 30,
	2021	2020
Salaries and fees (1)(2)	$408,157	$-
Consulting fees(1)	17,000	2,017
Share based compensation	172,784	-
	$597,941	$2,017

(1) Salaries and fees paid to the executive officers and directors for their services.

(2) Included in accounts payable and accrued liabilities are fees owing to officers and directors of $123,217 as at September 30, 2021 (June 30, 2021 - $36,514).

11.	Financial instrument fair value and risks factors

Fair value

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

●	Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;
●	Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
●	Level 3 – Inputs that are not based on observable market data.

The Company’s financial instruments include cash, investment, accounts payable and accrued liabilities and warrant liability. The carrying value of accounts payable and accrued liabilities approximates their fair value due to their short-term nature. Cash is measured at fair value based on Level 1 of the fair value hierarchy. Other investment and warrant liability are measured at fair value based on Level 3 of the fair value hierarchy.

CARBON STREAMING CORPORATION

Notes to the Condensed Interim Consolidated Financial Statements

For the Three Months Ended September 30, 2021 and 2020

(Expressed in United States Dollars)(Unaudited)

11.	Financial instrument fair value and risks factors (continued)

Risk factors

The Company is exposed in varying degrees to a variety of financial instrument related risks. The type of risk exposure and the way in which such exposure is managed is provided as follows:

Credit Risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company’s cash balance is mainly held in credit worthy financial institutions. Credit risk has been assessed as low.

Currency Risk

Foreign currency risk is the risk that the fair value of financial instrument will fluctuate because they are denominated in currencies that differ from the respective functional currency. The Company is exposed to currency risk as it incurs certain expenditures that are denominated in Canadian dollars while its functional currency is the United States dollar. The Company does not hedge its exposure to fluctuations in foreign exchange rates. The Company’s held cash of $26,698,545 in Canadian dollars and $81,917,819 in United States dollars. The Company had accounts payable of $634,710 in Canadian dollars. As the Company has a number of transactions in foreign currencies, currency risk has been assessed as moderate.

Assuming all other variables remain constant, a 5% weakening or strengthening of the US dollar against the Canadian dollar would result in a change of approximately $1,231,000 to profit and loss.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is exposed to interest rate risk on its bank accounts. The income earned on the bank account was subject to the movements in interest rates. The Company has no interest-bearing debt. Therefore, interest rate risk has been assessed as nominal.

Liquidity Risk

Liquidity risk arises through the excess of financial obligations over available financial assets due at any point in time. The Company’s objective in managing liquidity risk is to maintain sufficient readily available reserves in order to meet its liquidity requirements at any point in time. The Company achieves this by maintaining sufficient cash balances. Under current market conditions, liquidity risk has been assessed as low.

12.	Subsequent event

Subsequent to September 30, 2021, the Company granted 110,000 stock options to an officer and employee of the Company. These stock options are exercisable at a weighted average exercise price of C$11.15 with an expiry five years from the date of grant. In addition, the Company granted 130,000 RSUs to the aforementioned officer and employee which at the Board’s discretion can be settled in cash, equity or a combination thereof and vest as follows: 43,333 on each of the first, second and third anniversaries of the date of grant.

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